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                                                                Exhibit (a)(14)

                                                                     [TRW LOGO]





NEWS RELEASE                                      TRW Inc.
                                                  1900 Richmond Road
                                                  Cleveland, OH 44124


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For Immediate Release                              Contact

                                                   Michael J. Jablonski
                                                   216.291.7775

TRW ANNOUNCES MANAGEMENT CHANGES


CLEVELAND, OHIO, February 19, 1999 - TRW Inc., in anticipation of the integration of LucasVarity plc, has announced it will eliminate the position of president and chief operating officer. The company's major businesses will report directly to Joseph T. Gorman, chairman and chief executive officer. Peter
S. Hellman, president and chief operating officer, has elected to leave the company at the end of the month.

On February 6 TRW commenced a cash tender offer for all the outstanding shares of LucasVarity. The acquisition is expected to be completed in the second quarter.

"One of our most important priorities during the transition period," said Joseph
T. Gorman, chairman and chief executive officer of TRW, "is to put in place a leadership team and structure designed to ensure a successful integration and to focus our senior operating executives on direct involvement in managing our space, defense, and information systems and our automotive businesses. The combination of LucasVarity and TRW is an excellent strategic fit for both companies."

Mr. Hellman added that "the acquisition of LucasVarity is a great move. Its integration will require a new management structure."

Gorman said, "In his ten years with TRW, Peter Hellman has made many significant contributions in his roles as president, chief financial officer, and treasurer. We wish him continued success."

                                     -more-


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TRW/2

James S. Remick, executive vice president, has been appointed acting general manager of TRW's automotive operations, reporting to Gorman. Remick had been serving as deputy general manager since January. In his 38 years with TRW, he headed the company's occupant restraints systems group and its steering, suspension and engine group, following a succession of increasingly responsible management positions.

"Jim is a seasoned and talented operating executive with long and valued relationships with TRW's key customers in the automotive industry and with our employees around the globe," said Gorman. "I have every confidence that he will play a key role in directing the deployment of TRW and LucasVarity products, skills, state-of-the-art engineering and manufacturing capabilities to create one of the world's preeminent automotive systems suppliers."

TRW provides advanced technology products and services for the global automotive, space, defense and information technology markets. The company's news releases are available through TRW's corporate Web site
(http:www.trw.com/).

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